Exhibit 3.39

RESTATED CERTIFICATE OF INCORPORATION

OF

ALLWORX CORP.

Article 1 Name. The name of the corporation (the “Corporation”) is Allworx Corp.

Article 2 Registered Office and Agent. The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, Delaware 19808. The registered agent of the Corporation at such address is the Corporation Service Company.

Article 3 Purpose and Powers. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

Article 4 Capital Stock. The total number of shares of capital stock that the Corporation shall have authority to issue is three thousand (3,000) shares. All such shares are to be Common Stock, par value $.01 per share, of one class (the “Common Stock”).

Article 5 Directors. Unless and except to the extent that the bylaws of the Corporation shall otherwise require, the election of directors of the Corporation need not be by written ballot.

Article 6 Bylaws. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend, or repeal the bylaws of the Corporation.

Article 7 Limitation of Director Liability. A director of the Corporation shall, to the fullest extent permitted by the DGCL as it now exists or as it may hereafter be amended, not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any amendment, repeal or modification of this Article 7, or the adoption of any provision of this Certificate of Incorporation inconsistent with this Article 7, shall not apply to or adversely affect any right or protection of a director of the Corporation existing at the time of such amendment, repeal, modification or adoption.

Article 8 Amendments. Except as provided in Article 7 above, the Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of any nature conferred upon stockholders, directors or any other persons by and pursuant to this Certificate of Incorporation in its present form, or as hereafter amended, are granted subject to the rights reserved in this article.